

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via Mail
Tom Simeo
Chief Executive Officer
Viking Investments Group, Inc.
65 Broadway, 7th Floor
New York, NY 10006

      Re: Viking Investments Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2011
            Filed on April 16, 2012
            Form 10-K for Fiscal Year Ended December 31, 2012
            Filed on April 18, 2013
            File No. 001-29219

Dear Mr. Simeo:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief